PEMBINA PIPELINE CORPORATION

SUPPLEMENTAL FINANCIAL INFORMATION (unaudited)

Exhibit to March 31, 2013 Condensed Consolidated Interim Statement of Comprehensive Income

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME COVERAGE RATIOS – MEDIUM TERM NOTES ("MTN")

The following ratios, based on the Condensed Consolidated Interim Statement of Comprehensive Income, are provided in connection with the continuous offering of medium term notes by Pembina Pipeline Corporation (the "Corporation") and are for the twelve month period then ended.

Twelve Months Ended March 31, 2013
Earnings Coverage on long-term debt (1) (2)	3.65x

(1)	Earnings coverage is equal to consolidated earnings before interest expense and income tax expense divided by interest expense (including capitalized interest) on all long term debt.

(2) The earnings coverage ratios have been calculated excluding carrying charges for the $9.7 million in long-term debt maturing within one year reflected as current liabilities in the Corporation's consolidated balance sheets as at March 31, 2013. If such long-term debt maturing within one year had been classified in their entirety as long-term debt for purposes of calculated earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of the Corporation's earnings coverage ratios. For the twelve-month period ended March 31, 2013, earnings coverage on long-term debt would have been 3.63x.